

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 4, 2021

Michael Vesey
Vice President and Chief Financial Officer
Wayside Technology Group Inc.
4 Industrial Way West, Suite 300
Eatontown, NJ 07724

> **Re: Wayside Technology Group Inc.**
> **Form 8-K**
> **Exhibit No. 2.1**
> **Filed November 9, 2020**
> **File No. 000-26408**

Dear Mr. Vesey:

We have concluded our assessment of your redacted exhibit for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance